EX. 99-3

Jackson Fund Services
Fidelity Bond Coverage Requirements
Determination Date: 6-30-19

		Total Assets (as of 6-30-19)	Minimum Amount of Bond for Joint Coverage

	JNL Series Trust	$ 190,453,530,836	$ 2,500,000	[1]
	JNL Variable Fund LLC	17,676,523,052	2,500,000	[1]
	JNL Investors Series Trust	5,496,829,512	2,500,000	1 3
	Jackson Variable Series Trust	14,112,184,692	2,500,000	[1]
		Total	$ 10,000,000	[1]

	Current Bond Coverage		$ 11,000,000	[2]

		Excess Coverage	$ 1,000,000

[1]	Maximum coverage required.
[2]	Expires on January 1, 2020
ICI Mutual Insurance Company
[3]
Rule 17g-1 instructs us to add 200,000 for each 500,000,000 of gross assets (after 2,000,000,000) up to a maximum bond of 2,500,000.  However, for purposes of ensuring adequate coverage for increasing assets, we have added 1,400,000 for these assets, even though assets have not reached the last 500,000,000 level